-


       As filed with the Securities and Exchange Commission on May 4, 1999
                              Registration No. ______

------------------------------------------------------------------------------
------------------------------------------------------------------------------

                      U.S. SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, D.C. 20549

                               ----------------------

                                     FORM 10-SB

                    GENERAL FORM FOR REGISTRATION OF SECURITIES

                OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR (g)

                       OF THE SECURITIES EXCHANGE ACT OF 1934

                                ----------------------

                                  AGROCAN CORPORATION

                   (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

               DELAWARE

     (State or Other Jurisdiction of                   (I.R.S. Employer
     Incorporation or Organization)                    Identification Number)


          1709 HARBOUR CENTRE
           25 HARBOUR ROAD
          WANCHAI, HONG KONG
     (Address of Principal Executive Offices)               (Zip Code)

                                 011-852-2519-3933
                            (Issuer's Telephone Number)

                                  ----------------

         SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:  NONE

            SECURITIES TO BE REGISTERED UNDER SECTION 12(g) OF THE ACT:

                           Common Stock, Par Value $.0001

                                  (Title of Class)

                     DOCUMENTS INCORPORATED BY REFERENCE:  None

                                      BUSINESS

GENERAL

          AgroCan Corporation (the "Company") (HEREINAFTER, REFERENCE TO THE "COMPANY" SHALL INCLUDE ITS SUBSIDIARIES UNLESS THE CONTEXT OTHERWISE REQUIRES) is a Delaware corporation which owns all of the capital stock of AgroCan (China) Inc., a British Virgin Islands corporation ("AgroCan China"). In turn, AgroCan China owns three subsidiary companies ("Subsidiaries") one of which is a Sino-Foreign Joint Venture ("Joint Venture") in the People's Republic of China ("China" or the "PRC").

          AgroCan China was established in 1996 to take advantage of the growing demand for fertilizers and other products and technologies that enhance the agricultural output of China. As of February 1, 1999, AgroCan has established an annual production capacity of 125,000 Metric Tons ("MT") for compound fertilizers in two of the largest agricultural provinces of China, Guangxi and Jiangxi, and plans to enter markets in other provinces. AgroCan is expanding its distribution channels, product lines and services in order to provide comprehensive solutions to niche markets of the agricultural sectors of China.

          The following is the organization chart of the Company and a summary description of the Subsidiaries and Joint Venture:



                                ----------------------

                                AGROCAN CORPORATION
                                     (Delaware)

                               ----------------------

                               ----------------------
                                AGROCAN (CHINA) INC.
                                       (BVI)

                                ---------------------

---------------------          -------------------             -----------------
  JIANGXI JIALI                  JIANGXI FENGLIN                GUANGXI LINMAO
CHEMICAL INDUSTRY               CHEMICAL INDUSTRY               FERTILIZER LTD.
     CO. LTD.                       CO. LTD.
---------------------          -------------------             -----------------

------------------------------------------------------------------------------------------------------------------------------------
                                      YEAR OF          OWNERSHIP                     CAPACITY
     NAME OF SUBSIDIARY            ESTABLISHMENT       PERCENTAGE     LOCATION       PER YEAR            PRODUCT
                                                                                       (MT)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
     GUANXI LINMAO                      1996               100%       Nanning,       50,000         Compound fertilizers for
     COMPOUND FERTILIZER LTD.                                         Guangxi                       eucalyptus, citrus, fruit trees,
                                                                                                    paddy rice, sugar cane and
                                                                                                    flowers.
------------------------------------------------------------------------------------------------------------------------------------
     JIANGXI FENGLIN CHEMICAL           1996                70%       Nanchang,      25,000         Compound fertilizers
     INDUSTRY CO. LTD.                                                Jiangxi                       for aspen, citrus, fruit trees,
                                                                                                    paddy rice, oil vegetable and
                                                                                                    flowers.
------------------------------------------------------------------------------------------------------------------------------------
     JIANGXI JIALI CHEMICAL             1997               100%       Fuzhou,        50,000         Compound fertilizers
     INDUSTRY CO. LTD.                                                Jiangxi                       for citrus, fruit trees, paddy
                                                                                                    rice, tobacco and flowers.
------------------------------------------------------------------------------------------------------------------------------------

PRODUCTS

          Through the Subsidiaries, the Company produces various compound fertilizers. Compound fertilizers are the end product made from the combination of the three primary nutrients; nitrogen (N), phosphate (P) and potassium (K) together with other elements, such as iron, zinc, copper and manganese. These elements are blended in different proportions and are made into pellets and packed into bags of 50 kg each. Compound fertilizers are also commonly called NPK fertilizers. The Company's compound fertilizers are designed and formulated for the specific climate, soil and crop requirements of each individual market of the Subsidiaries.

          Compound fertilizers are becoming increasingly popular in China because they can provide crops and plants with balanced nutrients and maintain the Ph values of the soil. The following is a list of the main compound fertilizers developed by the Company:

     ----------------------------------------------
           N-P-K RATIO        APPLICATIONS
     ----------------------------------------------
            15-6-9            PADDY RICE
     ----------------------------------------------
            8-18-10           WHEAT
     ----------------------------------------------
            14-6-10           COTTON
     ----------------------------------------------
            12-9-9            CORN
     ----------------------------------------------
            5-10-10           TOBACCO
     ----------------------------------------------
            12-8-10           SUGAR CANE
     ----------------------------------------------
           16-16-16           GENERAL APPLICATION
     ----------------------------------------------
            12-10-8           EUCALYPTUS PLANTATION
     ----------------------------------------------
            12-12-8           ASPEN PLANTATION
     ----------------------------------------------
            10-7-8            FRUIT TREE
     ----------------------------------------------

          The Company's compound fertilizers are sold under the brand name "AgroCan Three Leaves." See "Marketing and Distribution."

PRODUCTION

          In order to maintain the consistency of quality and corporate image, the fertilizer plants are designed and built with standard production facilities. Management and employees in the Subsidiaries are trained to operate the plants in the same manner. Standard operation procedures have been devised. These procedures are based on the requirement of ISO 9000 standards. The standard procedures include:


-    raw material storage practices;
-    material feeding steps and speed of the production line;
-    fertilizer blending control;
-    production capability analysis (Cpk);
-    packing and weighting of finished products; and
-    storage and procurement.

QUALITY CONTROL

          The quality and level of nutrient output can be obtained by blending different proportions of NPK input. Water and other necessary ingredients have a significant impact on output cost and quality. All plants operated by the Subsidiaries are equipped with computer systems to assist in cost and quality control. Quality assurance (QA) and quality control (QC) are priorities for the Company. Continuous improvement in product quality is vital to enhancing competitiveness. The Company plans to establish and implement a comprehensive quality-upgrading program that will lead to ISO 9000 certification. Training of quality and quality control personnel is emphasized.


          The laboratories of each plant are continually conducting research for better formulae to meet plant/crop requirements and at the same time to optimize material combination. The laboratories are also responsible for testing output to ensure the appropriate level of quantity and quality.

SEASONS AND INVENTORY CONTROL

          There are two planting seasons (spring and fall) in China. Prices of fertilizers fluctuate between the two planting seasons. The prices of fertilizer increase during planting seasons and decrease during other periods. Companies generally obtain raw materials by signing purchase contracts at the end of the off seasons when prices generally drop to the lowest level.

          The Company's product mix allows sales of compound fertilizers with crop rotations in different months. Sales are not significantly affected by the seasonal changes.

PRODUCT DEVELOPMENT

          The Company places considerable emphasis on the research and development of new products and technology. The Company benefits from its relationships with major national and local agricultural and soil research institutes in China, as well as the Ministry of Agriculture, State Petroleum and Chemical Bureau, and State Forestry Bureau. The Company retains a group of leading engineers and scientists as consultants to support the research teams at each subsidiary.

MARKETING AND DISTRIBUTION

          The State Internal Trade Bureau of the PRC maintains distribution systems and channels from provincial to local levels. The Company's main customers are the farming supplies bureaus and cooperatives under the State Internal Trade Bureau. These entities act as wholesalers to individual farmers. State-owned farms and plantations are also major accounts of the Company, and are serviced by sales representatives of each Subsidiary. There direct sales units of the Company are responsible for maintaining good working relationships with the customers and in some instances having them as joint-venture partners. The Company is also establishing its own provincial distribution channels in the target market.

          The Company conducts soil and vegetation surveys on a regular basis and provides technical support to customers. Prior to the launching of any new compound fertilizers, testing fields are established and data is collected for further studies. The tests are conducted in collaboration with customers and the test results are certified by customers. Management believes that such close collaboration with customers enhance customers' satisfaction as well as promote the loyalty of customers.


PRICING

          Market prices of fertilizers and constituent ingredients generally follow a seasonal fluctuation worldwide as well as in China. The Company has adopted a purchasing policy to order raw materials during the low price seasons so that product cost can be minimized. The Company has recently started to source raw material like urea from the producers directly. Previously, the Company purchased all of its raw material through intermediaries. This approach is expected to reduce the Company's reliance on intermediates and thus reduce raw material cost.

          Selling prices of the Company's fertilizers are basically in line with the market prices in the respective markets where the Subsidiaries' plants are located. However, the Company is generally able to charge a slight premium (2 to 4%) over its competitors because of the stability and high quality of its products.

THE MARKET

          80% of the population (about 960 million people) of China live in rural areas. The per capita irrigated land of China is 0.04 hectare, which is only approximately 50% of that of the United States. Total arable land area was reduced between 1961 and 1978 when China initiated the open-door economic policy. Arable area has been further reduced since 1978. However, during this period, grain output has increased two to three folds. The output per hectare also increased in a similar way. The following comparative table shows the trend:


------------------------------------------------------------------------------------------------------
             ARABLE LAND           -/+       GRAIN OUTPUT        -/+       OUTPUT PER          -/+
          (MILLION HECTARES)                 (MILLION MT)                  HECTARE (MT)
------------------------------------------------------------------------------------------------------
1961           103.4                              109.6                         1.06
------------------------------------------------------------------------------------------------------
1978            97.3               - 5.9%         272.9          +167%          2.74           +158%
------------------------------------------------------------------------------------------------------
1997            94.9               - 2.4%         443.5          + 62%          4.67           + 71%
------------------------------------------------------------------------------------------------------
                                                               Source: FAO & China Statistics Yearbook 1998

          With the reduction of usable land, there is a significant need to increase the output of crops per hectare for China. China imports over 25% of its fertilizers requirements and is the world's largest importer of fertilizers. In 1997 total NPKs imported was 2,592,214 tons, up 21.8% from previous year's 2,128,280 tons. The Chinese government imposes an import quota system to control the import of fertilizers of all kinds.

THE WORLDWIDE MARKET

          Average annual worldwide consumption of fertilizers was about 130 million MT between 1991 and 1997. In that period, developing countries, in the aggregate consumed annually an average of 59 million MT, accounting for

45.7% of the total consumption. China was the most significant fertilizer user in the world and consumed an average of 30 million MT between 1991 and 1997, accounting for 23.5% of worldwide consumption total. During 1997 China's consumption increased to a record high of 36.5 million MT, representing 27% of total worldwide consumption in that year. India's fertilizer consumption ranked second, with annual consumption of 14.3 million MT in 1997, accounting for 10.1% of the world total. The statistics were obtained from two Worldwide organizations: Food and Agriculture Organisation
(FAO) and Fertilizer Advisory, Development and Information Network for Asia and the Pacific (FADINAP), under a UN Commission.

MARKET TREND OF CHINA

          China is the world's largest producer of fertilizer with total output in 1997 of 27.6 million MT, which accounted for 18.6% of world production. Despite being the world's largest fertilizer producing country, China still had a shortage of 8.9 million MT of fertilizer; 24% of the country's requirement. China, therefore, has to rely on imports of the same amount to make up the shortage.

          Between 1980 and 1997, total consumption of fertilizer in China increased from 16.7 to 35.9 million MT, representing an average of 6.7% per annum. During the same period the annual average growth for NPK compound fertilizers was 22.2%, 4.9%, 5.4% and 13.7%, respectively. It is estimated that demand for fertilizers in the next decade will continue to grow at the same pace as the last decade.

          In order to improve efficient utilization of fertilizers, the PRC Ministry of Agriculture opted for using more NPK compound fertilizers instead of single nutrients, such as urea. It is expected that demand for NPK compound fertilizers will gradually increase over the years. This demand can be satisfied either by increasing imports or local production. In 1996, in order to capitalize on the market growth in NPK compound fertilizers, the Company established its first NPK compound fertilizer production plant in Guangxi and further expanded into Jiangxi in 1997. As of February 1, 1999, the Company's total annual production capacity is approximately 125,000 MT.

THE COMPANY'S MARKETS

In 1997, the usage of fertilizer in selected provinces and cities was as follows:


     -----------------------------------------------------------------------------------------------
                            ARABLE LAND      FERTILIZERS CONSUMED       FERTILIZERS         NPK
          PROVINCE       (MILLION HECTARE)        (1,000 MT)              CONSUMED        CONSUMED
                                                                      (KG PER HECTARE)    (1,000 MT)
     -----------------------------------------------------------------------------------------------
     Guangxi                  2.6                      1,461               562                 338
     -----------------------------------------------------------------------------------------------
     Jiangxi                  2.3                      1,204               523                 186
     -----------------------------------------------------------------------------------------------
     Hebei & Tianjin          6.9                      2,768               401                 591
     -----------------------------------------------------------------------------------------------
     Henan                    6.8                      3,553               523                 583
     -----------------------------------------------------------------------------------------------
     Hubei                    3.4                      2,622               781                 394
     -----------------------------------------------------------------------------------------------
     Hunan                    3.2                      1,754               540                 254
     -----------------------------------------------------------------------------------------------
     Guangdong                2.3                      1,947               847                 392
     -----------------------------------------------------------------------------------------------
     Shandong                 6.7                      3,867               577               1,103
     -----------------------------------------------------------------------------------------------
     Jiangsu                  4.4                      3,227               733                 703
     -----------------------------------------------------------------------------------------------
     Anhui                    4.3                      2,406               560                 555
     -----------------------------------------------------------------------------------------------
     Sichuan                  6.2                      2,709               437                 378
     -----------------------------------------------------------------------------------------------
     Beijing                  0.4                       197                493                  58
     -----------------------------------------------------------------------------------------------
     Shanghai                 0.3                       131                437                  19
     -----------------------------------------------------------------------------------------------
          -                    -                         -                  -
     -----------------------------------------------------------------------------------------------
      SUB-TOTAL               49.8                    27,846               559*              5,554
     -----------------------------------------------------------------------------------------------
     NATIONAL TOTAL           94.9                    39,807               419*              7,981
     -----------------------------------------------------------------------------------------------
                                                       * Fertilizer consumed divided by Arable Land
                                   Source: China Statistics Yearbook 1998

          For China's 9th Five-Year Plan (1996-2001), these provinces and cities were allocated more resources for development of the agricultural sectors by the Central Government. The Company has established one plant in Guangxi and two plants in Jiangxi. The Company plans to establish at least one plant in each of the above listed province and city ("Target Markets"). The Target Markets are prime agricultural developing provinces in China. Total cultivated land of these provinces constitutes 38.3% of the PRC total and their fertilizer consumptions exceed 55.6% of the national total. Fertilizer consumption per hectare in these provinces is above the Chinese national average.

          Fertilizer applications in these provinces and cities are mainly paddy rice, wheat, corn, sugar cane, tobacco, cotton, vegetables, tree plantation and fruit trees.

COMPETITION

LOCAL SUPPLIERS

          There are many small fertilizer producers in China with annual output of less than 10,000 MT that supply low quality fertilizers and compound fertilizers. Because of their small size, these producers are generally less cost effective, have low quality control and minimal product development capabilities. Generally, the single or dual chemical nutrients supplied by these producers are less effective at boosting the growth of plants as compared to the Company's tailor-made compound fertilizers.

INTERNATIONAL SUPPLIERS

          The second group of competitors of the Company is international producers and the traders who import fertilizers into China. The products that are imported and traded range from single chemical elements like urea, phosphate and potash to standard NPK compound fertilizers. The NPK ratios of imported products are in the range of 15-15-15. Qualities of imported products are generally higher and more stable than existing local made fertilizers. Due to import duties, import license fees, and shipping and transportation expenses, imported fertilizers are normally priced 10 - 25% higher than local products. The total quantities imported are also limited by the import quota system imposed by the Chinese government.

          There are presently few joint venture fertilizer plants China. Most of these plants are Sino-Foreign joint venture companies. They mainly produce basic fertilizer ingredients such as urea. These fertilizer producers do not constitute direct competition for the Company because their plants are insolated and are unable to supply to the whole country as China's infrastructure is still under development. Moreover, these plants do not have the capability to manufacturer tailor-made compound fertilizers that suit individual markets. These joint venture fertilizer plants can provide a stable supply of raw materials to the Company's plants in different provinces.


COMPETITIVE EDGES

          The Company specializes in producing compound fertilizers, which are tailor-made to suit local conditions, such as plant, soil and climate. There are few competitors in the Company's selected markets capable of producing custom fertilizer. The Company considers that it has the following competitive advantages:

- the Subsidiaries are located within a 200 km radius of its market resulting in savings in transportation costs, responsive customer services and market intelligence;
-    emphasis on quality - local suppliers generally cannot match;
-    wide variety of products for different needs by the local farmers;
-    proactive product and market development; and
- being local - breaking the import quota system, combining local and foreign expertise, working closely with local farming supplies bureaus and cooperatives.

EXPANSION PLANS

          The Company's strategy in establishing operations in China is to first seek out operating production facilities suitable for the Company's product lines. Once a potential site is targeted, the Company will endeavor to implement a consistent strategy. Typically, the strategy is to form a joint venture with a local partner and provide initial capital. On-site management, financial, accounting and sales personnel are also provided and management personnel of the Company are expected to actively participate in the management and operations of the joint venture. Facilities are updated as needed. The Company then will provide technology to the joint venture with the goal of developing fertilizers suitable for the local market. Management has determined that the capital outlay for this type of operation is lower than starting a green field operation.

          The Company's short-term objective is to build annual production capacities of up to 200,000 MT in selected provinces other than Guangxi and Jiangxi. Thus, standardized compound fertilizers plants will be set up in these growing markets. At the same time, quality control programs for ISO 9000 certification will be implemented in the Subsidiaries. Advertising and marketing programs will be launched to enhance the "AgroCan Three Leaves" brand locally and nationally.

          In the long term, the Company's objective is to become an influential party in the modernization of the agricultural industry of China. The Company believes that China's agricultural industry requires high quality fertilizers, pesticides, seedlings and other necessary inputs for the next century. In order to raise the total land productivity with limited arable land, China must apply modern technology to the agricultural industry. The Company is looking into opportunities to bring biotech and genetic technologies, which are already available and used in developed countries, to China.


EMPLOYEES

          As of March 31, 1999, the Company had approximately 46 full-time employees. There are 4 employees based in the Company's corporate office in Hong Kong and 42 based in China. Of the 42 employees based in China, 18 are dedicated to sales related activities and 24 employees are technical personnel in the agricultural field.

                                     PROPERTIES

          HONG KONG. The Company occupies office space in Wanchai, Hong Kong consisting of 810 square feet. The lease expires November 14, 1999.

          NANNING, GUANGXI. The Company's subsidiary, Guangxi Linmao Compound Fertilizer Ltd., owns a fertilizer manufacturing plant in Nanning, Guangxi, consisting of 25,500 square feet. The land lease expires January 28, 2017.

          NANCHANG, JIANGXI. The Company's joint venture, Jiangxi Fenglin Chemical Industry Co. Ltd. leases a fertilizer manufacturing plant in Nanchang, Jiangxi, consisting of 21,800 square feet. The lease expires October 17, 2001.

          FUZHOU, JIANGXI. The Company's subsidiary, Jiangxi Jiali Chemical Industry Co. Ltd. owns a fertilizer manufacturing plant in Fuzhou, Jiangxi, consisting of 28,010 square feet The land lease expires June 30, 2057.


          MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Cautionary Statement Pursuant to Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995:

          This Registration Statement on Form 10-SB contains "forward-looking statements" within the meaning of the Federal securities laws. These forward-looking statements include, among others, statements concerning the Company's expectations regarding sales trends, gross and net operating margin trends, political and economic matters, the availability of equity capital to fund the Company's capital requirements, and other statements of expectations, beliefs, future plans and strategies, anticipated events or trends, and similar expressions concerning matters that are not historical facts. The forward-looking statements in this Registration Statement on Form 10-SB are subject to risks and uncertainties that could cause actual results to differ materially from those results expressed in or implied by the statements contained herein.

OVERVIEW:

          AgroCan Corporation (the "Company") was incorporated on December 8, 1997 in the State of Delaware. Effective December 31, 1997, the Company issued 1,598,646 shares of common stock, which represented all of the capital stock outstanding at the completion of this transaction, to the shareholders of AgroCan (China) Inc., a corporation incorporated in the British Virgin Islands, in exchange for all of the capital stock of AgroCan (China) Inc. As of December 31, 1997, AgroCan (China) Inc. owned interests in three subsidiaries or joint ventures as follows: Jiangxi Jiali Chemical Industry Company Limited (100%), Jiangxi Fenglin Chemical Industry Company Limited (70%), and Guangxi Linmao Fertilizer Company Limited (100%), all of which were located in the People's Republic of China ("China" or the "PRC"). Prior to this transaction, the Company had no significant operations. This transaction was accounted for as a recapitalization of AgroCan (China) Inc., as the shareholders of AgroCan (China) Inc. acquired all of the capital stock of the Company in a reverse acquisition. Accordingly, the assets and liabilities of AgroCan (China) Inc. have been recorded at historical cost, and the shares of common stock issued by the Company have been reflected in the consolidated financial statements giving retroactive effect as if the Company had been the parent company from inception. The historical consolidated financial statements consist of the combined financial statements of AgroCan (China) Inc. and its subsidiaries from the dates of their respective formation or acquisition for all periods presented. All share and per share amounts presented herein have been adjusted to reflect the two for one stock split effective February 6, 1998.

          AgroCan (China) Inc. was established in 1996 to develop, produce and sell fertilizers and other products and technologies to enhance the agricultural output of China. The Company produces various compound fertilizers, which are the end product made from the combination of three primary nutrients, nitrogen, phosphate and potassium, mixed together with other elements such as iron, zinc, copper and manganese. These ingredients are blended in different proportions and packed into 50 kilogram bags. The Company designs its compound fertilizers for the specific climate, soil and crop requirements of each individual geographic market. As of February 1, 1999, the Company had established an annual production capacity of 125,000 metric tons for compound fertilizers in Guangxi and Jiangxi, two of the largest agricultural provinces in China, and the Company intends to enter markets in other provinces in China.

          Effective September 19, 1996, Guangxi Linmao Compound Fertilizer Company Limited became a wholly-owned subsidiary of AgroCan (China) Inc, and changed its name to Guangxi Linmao Fertilizer Company Limited ("Guangxi Linmao") on December 25, 1997. Guangxi Linmao commenced operations on September 19, 1996, and became fully operational during the fiscal year ended September 30, 1997.

          Effective October 8, 1996, AgroCan (China) Inc. entered into a joint venture agreement with Nanchang Organic Fertilizer Factory, a state-owned enterprise in the PRC, for the establishment of a Sino-Foreign Equity Joint Venture, Jiangxi Fenglin Chemical Industry Company Limited ("Jiangxi Fenglin"). In exchange for capital contributions to Jiangxi Fenglin aggregating $252,493 through September 30, 1998, AgroCan (China) Inc. received a 70% equity interest in the joint venture. Jiangxi Fenglin commenced operations on November 28, 1996, and became fully operational during the fiscal year ended September 30, 1998.

          Effective November 3, 1996, AgroCan (China) Inc. entered into a joint venture agreement with Fuzhou Grain and Oil Industry Corp., a state-owned enterprise in the PRC, for the establishment of a Sino-Foreign Equity Joint Venture, Jiangxi Jiali Compound Fertilizer Company Limited. The Company's had a 55% equity interest in the joint venture as of September 30, 1997. Effective April 5, 1998, the Company acquired the remaining 45% interest in the joint venture for $87,545 and changed its name to Jiangxi Jiali Chemical Industry Company Limited ("Jiangxi Jiali"). Jiangxi Jiali commenced operations on May 1, 1998, and became fully operational during the fiscal year ended September 30, 1998.

          The Company's customers are all located in the PRC, and sales to such customers are generally on an open account basis. Approximately 76% of the Company's sales were generated from one customer during the fiscal year ended September 30, 1998. As of September 30, 1998, approximately 98% of accounts receivable were generated by trade transactions with five customers, of which one customer accounted for approximately 87% of the accounts receivable balance. The Company has obtained agreed upon schedules of payments from two of the Company's largest customers, which in total represent approximately 89% of the accounts receivable balance at September 30, 1998. The payment schedules stipulate that the customers will settle their balances in full within four to six months subsequent to September 30, 1998.

          The financial statements have been prepared in United States dollars. Foreign currency transactions are translated into United States dollars at the exchange rate at the transaction dates. Monetary assets and liabilities in foreign currencies are translated into United States dollars at the rate of exchange at the balance sheet date. Exchange gains or losses on foreign currency transactions are included in the consolidated statements of income.
The financial statements of the subsidiaries are translated into United States dollars at the rate of exchange at the balance sheet date. Currency translation adjustments arising from the use of different exchange rates from period to period are included as a separate component in shareholders' equity.

Consolidated Results of Operations:

Three Months Ended December 31, 1998 and 1997:

          Revenues. Revenues for the three months ended December 31, 1998 were $2,435,208, as compared to revenues of $1,837,893 for the three months ended December 31, 1997, an increase of $597,315 or 32.5%. The increase in revenues in 1998 as compared to 1997 was a result of all three subsidiaries being fully operational during 1998, as compared to only one subsidiary being fully operational during 1997.

          Gross Profit. Gross profit for the three months ended December 31, 1998 increased by $75,453 or 38.8%, to $269,688 or 11.1% of revenues, as compared to gross profit of $194,235 or 10.6% of revenues for the three months ended December 31, 1997. Gross profit increased in 1998 as compared to 1997 primarily as a result of an increase in revenues.

          Administrative and General expenses. Administrative and general expenses for the three months ended December 31, 1998 increased by $16,889 or 36.9%, to $62,698 or 2.6% of revenues, as compared to administrative and general expenses of $45,809 or 2.5% of revenues for the three months ended December 31, 1997. Administrative and general expenses increased in 1998 as compared to 1997 primarily as a result of additional costs incurred to support increased revenues.

          Selling Expenses. Selling expenses for the three months ended December 31, 1998 increased by $7,399 or 25.6%, to $36,319 or 1.5% of revenues, as compared to selling expenses of $28,920 or 1.6% of revenues for the three months ended December 31, 1997. Selling expenses increased in 1998 as compared to 1997 primarily as a result of increased revenues.

          Other Income (Expense). The Company recorded amortization of loan fees of $18,564 for the three months ended December 31, 1998.

          Income Taxes. The Company did not recognize any income taxes for the three months ended December 31, 1998 and 1997. The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled. The Company's British Virgin Islands subsidiary is not liable for income taxes. The Company's PRC subsidiaries are subject to income taxes at an effective rate of 33%. Pursuant to the approval of the relevant PRC tax authorities, the joint venture is fully exempted from PRC income taxes for two years starting from the date profits are first recognized, followed by a 50% exemption for the next three years.

          Minority Interest. For the three months ended December 31, 1998 and 1997, the Company recorded a minority interest of $5,973 and $2,573, respectively, to reflect the interest of the Company's 30% joint venture partner in Jiangxi Fenglin.

          Net Income. Net income was $146,134 for the three months ended December 31, 1998, as compared to net income of $116,933 for the three months ended December 31, 1997.

          Fiscal Year Ended September 30, 1998 and the Period from September 19, 1996 to September 30, 1997:

          Revenues. Revenues for the fiscal year ended September 30, 1998 were $7,834,448, as compared to revenues of $2,492,318 for the period from September 19, 1996 to September 30, 1997, an increase of $5,342,130 or 214.3%. The increase in revenues in 1998 as compared to 1997 was a result of all three subsidiaries becoming fully operational during 1998, as compared to only one subsidiary being fully operational during 1997.

          Gross Profit. Gross profit for the fiscal year ended September 30, 1998 increased by $511,173 or 159.7%, to $831,252 or 10.6% of revenues, as compared to gross profit of $320,079 or 12.8% of revenues for the period from September 19, 1996 to September 30, 1997. Gross profit increased in 1998 as compared to 1997 as a result of an increase in revenues, although the gross profit margin declined by 17.2%, primarily as a result of increases in the cost of raw materials for which the Company was unable to increase its selling prices to compensate in the short-term. The Company considers a gross profit margin ranging from 10% to 14% to be in the normal operating range.

          Administrative and General expenses. Administrative and general expenses for the fiscal year ended September 30, 1998 increased by $356,096 or 683.7%, to $408,176 or 5.2% of revenues, as compared to administrative and general expenses of $52,080 or 2.1% of revenues for the period from September 19, 1996 to September 30, 1997. Administrative and general expenses increased in 1998 as compared to 1997 as a result of additional costs, primarily personnel related, incurred to support increased revenues, a consulting fee to a financial advisor paid in 1998 in the form of 150,000 warrants exercisable at $1.50 per share with a fair value of $48,000, and start-up costs incurred during 1998 related to the two manufacturing plants that commenced operations during 1998.

          Selling Expenses. Selling expenses for the fiscal year ended September 30, 1998 increased by $8,133 or 472.0%., to $9,856 or .1% of revenues, as compared to selling expenses of $1,723 or .1% of revenues for the period from September 19, 1996 to September 30, 1997. Selling expenses increased in 1998 as compared to 1997 primarily as a result of increased revenues.

          Other Income (Expense). The Company recorded amortization of loan fees of $49,501 for the fiscal year ended September 30, 1998. On February 6, 1998, certain shareholders loaned the Company $300,000. The loan is repayable at the earlier of two years from May 1, 1998 or sixty days after demand by all and/or individual shareholders. In consideration for the loan, the Company granted to these shareholders stock options to purchase 754,117 shares of common stock of the Company at an exercise price of $1.50 per share, exercisable during a two year period beginning February 6, 1998. The stock options were determined to have a fair value of $241,317, which was recorded as an addition to deferred costs, and which is being charged to operations during the period from February 1998 through April 2001.

          The Company recorded subcontracting income of $90,750 for the fiscal year ended September 30, 1998, relating to fertilizer processing services that the Company provided to a customer. The Company did not record any subcontracting income for the period from September 19, 1996 to September 30, 1997.

          Income Taxes.   The Company did not recognize any income taxes for the
fiscal year ended September 30, 1997 or the period from September 19, 1996 to September 30, 1997. The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled. The Company's British Virgin Islands subsidiary is not liable for income taxes. The Company's PRC subsidiaries are subject to income taxes at an effective rate of 33%. Pursuant to the approval of the relevant PRC tax authorities, the joint venture is fully exempted from PRC income taxes for two years starting from the date profits are first recognized, followed by a 50% exemption for the next three years.

          Minority Interest. For the fiscal year ended September 30, 1998 and the period from September 19, 1996 to September 30, 1997, the Company recorded a minority interest of $22,409 and $3,172, respectively, to reflect the interest of the Company's 30% joint venture partner in Jiangxi Fenglin.

          Net Income. Net income was $435,883 for the fiscal year ended September 30, 1998, as compared to net income of $263,619 for the period from September 19, 1996 to September 30, 1997.

Consolidated Financial Condition:

Liquidity and Capital Resources:

          Operating. For the fiscal year ended September 30, 1998, the Company's operations utilized cash resources of $68,008, as compared to generating cash resources of $175,255 for the period from September 19, 1996 to September 30, 1997. The Company had net working capital of $1,052,614 at September 30, 1998, as compared to net working capital of $403,208 at September 30, 1997, reflecting a current ratio of 1.17:1 at September 30, 1998, as compared to 1.43:1 at September 30, 1997. The Company's operations used cash resources in 1998 as compared to providing cash resources in 1997 primarily to support substantially increased revenues, which caused a commensurate increase in accounts receivable, but which was only partially offset by an increase in accounts payable.

          For the three months ended December 31, 1998, the Company's operations generated cash resources of $183,461, as compared to utilizing cash resources of $126,018 for the three months ended December 31, 1997. The Company had net working capital of $1,003,669 at December 31, 1998, as compared to net working apital of $1,052,614 at September 30, 1998, reflecting a current ratio of 1.18:1 at December 31, 1998, as compared to 1.17:1 at September 30, 1998. The Company's operations provided cash resources in 1998 as compared to using cash resources in 1997 primarily as a result of improved accounts receivable collections.

          Accounts receivable decreased by $2,055,493 to $4,586,170 at December 31, 1998, from $6,641,663 at September 30, 1998, and increased by $6,013,712 to
$6,641,663 at September 30, 1998, from $627,941 at September 30, 1997. Accounts receivable increased in 1998 as a result of increased sales, and decreased during the three months ended December 31, 1998 as the rate of sales growth decreased and collections improved. The Company recorded a provision for doubtful accounts of $140,000 for the fiscal year ended September 30, 1998.

          Inventories increased by $1,208,639, from $134,261 at September 30, 1998 to $1,342,950 at December 31, 1998, to support increased revenues.

          Investing. During the fiscal year ended September 30, 1998, additions to property, plant and equipment aggregated $137,587 and additions to construction in progress aggregated $256,581. During the fiscal year ended September 30, 1997, additions to property, plant and equipment aggregated $281,379 and additions to construction in progress aggregated $113,462. The Company also acquired the remaining 45% interest in Jiangxi Jiali during 1998 for $87,545.

          During the three months ended December 31, 1998, additions to property, plant and equipment aggregated $178,361 and additions to construction in progress aggregated $58,872. During the three months ended December 31, 1997, additions to property, plant and equipment aggregated $53,425 and additions to construction in progress aggregated $36,981.

          As of December 31, 1998, the Company's had budgeted capital expenditures of approximately $100,000 through September 30, 1999.

          Financing. During the fiscal year ended September 30, 1998, the Company commenced a private placement, consisting of units at $2.00 per unit, with each unit consisting of one share of common Stock and one-tenth of a two-year warrant to purchase shares of common stock at $.10 per share. In connection with this private placement, the Company also issued 150,000 two-year warrants at $.10 per share to its financial advisors. As of September 30, 1998, 250,000 units, consisting of 250,000 shares of common stock and 25,000 two-year warrants expiring August 2000 had been issued for a gross consideration of $500,000, which generated net proceeds of $450,716. Prior to the private placement, the Company issued 47,876 shares of common stock for $31,000.

          The Company anticipates, based on currently proposed plans and assumptions relating to its operations, that its projected cash flows from operations, combined with cash that the Company expects to generate from the sale of its securities during the fiscal year ending September 30, 1999, will be sufficient to support its planned operations.

Inflation and Currency Matters:

          In recent years, the Chinese economy has experienced periods of rapid growth as well as relatively high rates of inflation, which in turn has resulted in the periodic adoption by the Chinese government of various corrective measures designed to regulate growth and contain inflation. Since 1993, the Chinese government has implemented an economic program designed to control inflation, which has resulted in the tightening of working capital available to Chinese business enterprises. The recent Asian financial crisis has resulted in a general reduction in domestic production and sales, and a general tightening of credit, throughout China. The success of the Company depends in substantial part on the continued growth and development of the Chinese economy.

          Foreign operations are subject to certain risks inherent in conducting business abroad, including price and currency exchange controls, and fluctuations in the relative value of currencies. Changes in the relative value of currencies occur periodically and may, in certain instances, materially affect the Company's results of operations. In addition, the Renminbi is not freely convertible into foreign currencies, and the ability to convert the Renminbi is subject to the availability of foreign currencies. As a result of the Asian financial crisis, China recently tightened foreign exchange controls. Effective December 1, 1998, all foreign exchange transactions involving the Renminbi must take place through authorized banks in China at the prevailing exchange rates quoted by the People's Bank of China. The Company expects that a portion its revenues will need to be converted into other currencies to meet foreign exchange currency obligations, including the payment of any dividends declared.

          The continuing Asian financial crisis has had a negative impact on the Company's operations by reducing the Chinese economy's growth and general level of activity. Although the central government of China has recently indicated that it does not intend to devalue its currency in the near future, devaluation still remains a possibility. Should the central government of China decide to devalue the Renminbi, the Company does not believe that such an action would have a detrimental effect on the Company's operations, since the Company conducts virtually all of its business in China, and the sale of its products is settled in Renminbi. However, devaluation of the Renminbi against the United States dollar would adversely effect the Company's financial performance when measured in United States dollars.

Recent Accounting Pronouncements:

          In June 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income," ("SFAS No. 130"), which is effective for financial statements issued for fiscal years beginning after December 15, 1997. SFAS No. 130 establishes standards for the reporting and display of comprehensive income, its components and accumulated balances in a full set of general purpose financial statements. SFAS No. 130 defines comprehensive income to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is presented with the same prominence as other financial statements. The Company's only current component of comprehensive income is foreign currency translation adjustment. The Company adopted SFAS No. 130 for its fiscal year beginning October 1, 1998. Adoption of SFAS No. 130 did not have a material effect on the Company's financial statement presentation and disclosures.

          In June 1997, the Financial Accounting Standards Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"), which supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise" and which is effective for financial statements issued for fiscal years beginning after December 15, 1997. SFAS No. 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. SFAS No. 131 also establishes standards for disclosures by public companies regarding information about their major customers, operating segments, products and services, and the geographic areas in which they operate. SFAS No. 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. SFAS No. 131 requires comparative information for earlier years to be restated. The Company operates in only one segment, fertilizer manufacturing. The Company adopted SFAS No. 131 for its fiscal year beginning October, 1998. Adoption of SFAS No. 131 did not have a material effect on the Company's financial statement presentation and disclosures.

          In February 1998, the Financial Accounting Standards Board issued Statement No. 132, "Employers' Disclosures about Pensions and Other Post Retirement Benefits" ("SFAS No. 132"), which is effective for financial statements issued for fiscal years beginning after December 15, 1997. SFAS No. 132 revises employers' disclosures about pension and other post retirement benefit plans. SFAS No. 132 requires comparative information for earlier years to be restated. The Company does not have any pension or other post retirement benefit plans. The Company adopted SFAS No. 132 for its fiscal year beginning October 1, 1998. Adoption of SFAS No. 132 did not have a material effect on the Company's financial statement presentation and disclosures.

          In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), which is effective for financial statements for all fiscal quarters of all fiscal years beginning after June 15, 1999. SFAS No. 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, by requiring that an entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value. The Company will adopt SFAS No. 133 for its fiscal year beginning October 1, 1999. The Company currently does not have any derivative instruments nor is it engaged in hedging activities, thus the Company does not believe implementation of SFAS No. 133 will have a material impact on its financial statement presentation and disclosures.

Year 2000 Issue:

          The Year 2000 Issue results from the fact that certain computer programs have been written using two digits rather than four digits to define the applicable year. Computer programs that have sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

          Based on a recent internal assessment, the Company has determined that its software programs are already Year 2000 compliant, or that the cost of any needed modifications will not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

                           SECURITY OWNERSHIP OF CERTAIN
                          BENEFICIAL OWNERS AND MANAGEMENT

          The following table sets forth certain information as of April 19, 1999 with respect to (i) the beneficial ownership of the Common Stock of the Company by each beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company, each director, each executive officer and all executive officers and directors of the Company as a group, (ii) the number of shares of Common Stock owned by each such person and group and (iii) the percent of the Company's Common Stock so owned.

          As used in this section, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Exchange Act as consisting of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose of or direct the disposition of) with respect to the security through any contract, arrangement, understanding, relationship or otherwise, subject to community property laws where applicable. Each person has sole voting and investment power with respect to the shares of Common Stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of Common Stock, except as otherwise indicated.


                                                                        PERCENTAGE OF
                                        NUMBER OF SHARES OF           OUTSTANDING COMMON
          NAME AND ADDRESS OF              COMMON STOCK               STOCK BENEFICIALLY
            BENEFICIAL OWNER            BENEFICIALLY OWNED                  OWNED

     Lawrence Hon(1)                         705,002                       32.48%

     David Cheung(1)                         705,002                       32.48%

     Danny Wu(1)                             705,002                       32.48%

     Yuanhong Chen                              --                           --

     Haibo Li                                   --                           --

     Changfa Li                                 --                           --

     Chunbao Chen                               --                           --

     Donald Lau(2)                           420,444                       19.37%

     Ngai Poon(3)                            473,200                       21.80%

     All Directors and Executive             1,598646                      73.65%
     Officers as a group (9 persons)


     Texon Investments Holding Ltd.(1)       705,002                       32.48%
     c/o AgroCan Corporation
     25 Harbour Road
     Wanchai, Hong Kong

                                                                        PERCENTAGE OF
                                        NUMBER OF SHARES OF           OUTSTANDING COMMON
          NAME AND ADDRESS OF              COMMON STOCK               STOCK BENEFICIALLY
            BENEFICIAL OWNER            BENEFICIALLY OWNED                  OWNED

     Intermax Ltd.(3)                        473,200                       21.80%
     811, Wing Shan Tower,
     73 Des Voeux Road Central,
     Hong Kong


     Masterpiece Development Ltd.(2)         420,444                       19.37%
     c/o T. C. Lau & Co
     501, China Insurance Group Bldg,
     141, Des Voeux Rd.
     Central, Hong Kong


     Shenton Development                     150,000                        6.91%
     Suite A-3
     13/F, Block A
     Elizabeth House
     250 Gloucester Road
     Causeway Bay, Hong Kong


     (1) Messrs. Hon, Wu and Cheung own all the outstanding shares of Texon Investments Holdings Ltd.
     (2)  Mr. Lau owns a majority interest in Masterpiece Development Ltd.
     (3)  Ms. Poon owns all the outstanding shares of Intermax Ltd.


CHANGES IN CONTROL

          The Company is unaware of any contract or other arrangement, the operation of which may at a subsequent date result in a change in control of the Company.

                                     MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

          The following table and text sets forth the names and ages of all directors and executive officers of the Company and the key management personnel as of April 19, 1999. The Board of Directors of the Company is comprised of only one class. All of the directors will serve until the next annual meeting of stockholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal. Executive officers serve at the discretion of the Board of Directors, and are appointed to serve until the first Board of Directors meeting following the annual meeting of stockholders. Except as otherwise noted, there are no family relationships among directors and executive officers. Also provided is a brief description of the business experience of each director and executive officer and the key management personnel during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the Federal securities laws.


          NAME                          AGE                                POSITION
          ----                          ---                                --------
     Lawrence Hon                       50                       Chairman of the Board, President and
                                                                 Chief Executive Officer
     David Cheung                       44                       Chief Financial Officer
     Danny Wu                           38                       Secretary and Director
     Yuanhong Chen                      36                       Vice President, Marketing and Sales
     Haibo Li                           47                       Vice President, Operations
     Changfa Li                         50                       Vice President, Business Development
     Chunbao Chen                       59                       Chief Engineer
     Donald Lau                         50                       Director
     Ngai Poon                          29                       Director

          LAWRENCE HON. Mr. Hon has been Chairman of the Board, President and Chief Executive Officer of the Company since December 1997. Mr. Hon has over twenty years of senior managerial experience, in trading and manufacturing environment, covering different functions. He started his career as a professional accountant. He served as accounting manager, company secretary and financial controller in the early stage of his career. Throughout his career, Mr. Hon has worked mainly for multinational companies. In 1984, Mr. Hon joined Modern Printing Equipment Ltd. as the Financial Director. Modern Printing was a subsidiary of KNP BT, a Dutch based multinational group. KNP BT is the World's eighth largest forestry group specializing in paper, packaging and printing business. He was promoted to KNP BT's Regional Financial Director in 1986 and Deputy Managing Director of Asian Operations in 1990, responsible for Hong Kong, China, Taiwan and Korea. In 1994 Mr. Hon, together with other entrepreneurs, formed a forestry company, Sino-Forest Corporation. Sino-Forest's main business is supplying wood fiber in the form of wood chips to the pulp and paper industry in Japan, China and other Asian countries. Sino-Forest was first listed in the OTC in Canada in 1994. Today, Sino-Forest is listed on the Toronto Stock Exchange with a market capitalization of US$150 million. Mr. Hon is a professional accountant with fellowship in the respective accountants' associations in Hong Kong and U.K. He also holds a MBA degree and a professional qualification in Information Technology.

          DANNY WU. Mr. Wu has been Secretary and a director of the Company since December 1997. Mr. Wu has over ten years of experience in international trade, manufacturing management and direct investment in China. He started as a loan officer in the Hang Lung Bank, Hong Kong. He joined the Hong Kong Trade Development Council (HKTDC) in 1985 and was in charge of promoting HKTDC's services to the local business community. Subsequently, he was assigned to promote Hong Kong's export trade and investments and assisted a number of foreign companies to invest in Hong Kong and China during that period. Mr. Wu was then promoted to project manager, responsible for organizing and the overall management of a number of international conventions and exhibitions. He joined Quanta Industries Inc., a Taiwanese conglomerate, in 1989 as the general manager of Quanta's Hong Kong office overseeing trading, direct investment activities and setting up joint venture enterprises in China. The joint ventures were in catering, cable
manufacturing and metal processing.   He was also involved in the general and
financial management of these ventures. Mr. Wu was a founding member of Sino-Forest Corporation, a listed Canadian company, with investments in forestry in China. He was responsible for market development of wood chips and procurement in China and Asia. He is a graduate of University of Hong
Kong with a degree in management studies and economics.

          DONALD LAU. Mr. Lau has been a director of the Company since December 1997. Mr. Lau started his career in New York. He joined Bank of America in 1974 and specialized in commercial lending for the agricultural and forest products industries. He covered Colorado, Oregon, Utah, and Washington. In 1978, he was promoted to vice president and was in charge of correspondent bank lending in Asia. Based in Hong Kong, he covered the business of Japan, Taiwan, Philippines, Malaysia, Thailand, Singapore and Indonesia. He joined Sinomay Company, Inc., New York, in 1982. He was involved in the building of the first modern bromine extraction plant in China and a number of technology transfer projects. He also developed the export business of logs from Oregon and Washington to China. In 1986, he joined Sinomart International Inc., New York. Sinomart is an investment company owned by the Guangdong Provincial government of China. He established a number of joint venture projects in the U.S. and China. Mr. Lau joined Wonton Food Inc. of New York in 1988 and expanded Wonton's sales and distribution network. Wonton is the world's largest fortune cookies manufacturer. He is presently the vice president of Wonton. Mr. Lau received his science degree and MBA degree from Columbia University, New York, in 1971 and 1974 respectively.

          NGAI POON. Miss Poon has been a director of the Company since December 1997. Miss Poon joined Dupont Inc.'s New York office in 1991 as a management accountant. In 1996, she moved to Hong Kong and joined Sino Forest Corporation as an investment analyst. She was responsible for financial modeling, due diligence and reviewing investment proposals. During her service with Sino-Forest, she traveled extensively in China. Miss Poon is a graduate of Columbia University, New York, majoring in accounting.

MANAGEMENT

          DAVID CHEUNG. Mr. Cheung has been Chief Financial Officer of the Company since December 1997. Mr. Cheung has over ten years of experience in corporate finance covering both commercial and investment banking with emphasis on merger and acquisitions, treasury and financial control. He has worked for several major international financial institutions such as the Citibank in the US, Hong Kong and Canada. He has an MBA in Finance from the University of California, Berkeley, and also is a US Certified Public Accountant.

          YUANHONG CHEN. Mr. Chen has been Vice President, Marketing and Sales, of the Company since December 1997. Born in Guangxi, Mr. Chen has over fifteen years experience in marketing and distribution of commodities and general goods in Southern and Central China. Prior to joining the Company, he was the general manager of Guangxi Jinhong Trading Co. Ltd. He is a graduate of Nanning University in Guangxi. He oversees the marketing and sales operations of the Company.

          HAIBO LI. Mr. Li has been Vice President, Operations, of the Company since December 1997. Mr. Li started as a technician in the Fuzhou Chemical Factory in the 1970's. He was assigned to the Forestry Bureau of Fuzhou, Jiangxi, in 1982. In 1990, he returned to Fuzhou Chemical Factory and was promoted to factory manager. He joined the Company in 1996 and was involved in establishing the two Jvs in Jiangxi. Mr. Li is responsible for the operations and control of the Company's plants. Mr. Li is a graduate of Nanchang Technical College.

          CHANGFA LI. Mr. Li has been Vice President, Business Development, of the Company since December 1997. Mr. Changfa Li has been a manager of the Company since its inception. He has more than twenty years experience in management within the chemical industry. He has been involved in the establishment of four medium and large scaled chemical fiber companies. Since the early 1980s, he has served as factory manager of Shengma Group, a listed company in China, manufacturing director of Shenzhen Shunchang Company, and President of Zhongshan Kesheng Chemical Limited. In 1994, he was appointed as researcher for the Economic Adjustment Department of the China National Textile Council. He is now Vice President, Business Development of the Company and is responsible for formulating strategies and development planning. He received his chemical engineering degree from Wuhan University and a law degree from Henan Law School in 1986.

          CHUNBAO CHEN. Mr. Chen has been Chief Engineer of the Company since December 1997. Mr. Chen is a qualified chemical engineer with over 30 years in the fertilizer and chemical industries. He started as a chemical analyst in Jiangxi Gandong Chemical Factory where he was responsible for quality control and product development. During that period, he developed a number of new products. He received numerous provincial awards for his outstanding achievements. He was promoted to senior engineer in the 1980's and factory manager in 1992. He joined the Company in 1997 and is responsible for overall technical aspects and R & D of the Company. Mr. Chen is a graduate of Fuzhou University with a major in chemistry.

                               EXECUTIVE COMPENSATION

          The following table sets forth the compensation paid during fiscal years ended September 30, 1997 and 1998 to the Company's Chief Executive Officer. No officer of the Company received annual compensation in excess of $100,000 per annum.

                             SUMMARY COMPENSATION TABLE

               Name and
          Principal Position                      Year      Salary
          ------------------                      ----      ------
          Lawrence Hon, President and CEO         1997        nil
          Lawrence Hon, President and CEO         1998        nil

COMPENSATION AGREEMENTS

          There are currently no long-term employment or consulting agreements between the Company and the executive officers or directors of the Company.

BOARD OF DIRECTORS

          During the year ended September 30, 1998, 2 meetings of the Board of Directors were held; certain corporate actions were also conducted by unanimous written consent of the Board of Directors. Directors receive no compensation for serving on the Board of Directors, but are reimbursed for any out-of-pocket expenses incurred in attending board meetings. The Board of Directors has established an audit committee which consists of Lawrence Hon and Ngai Poon.

STOCK OPTION PLAN

          The Company adopted the 1998 Stock Option Plan in order to compensate, motivate and retain key employees, directors and consultants of the Company. During the year ended September 30, 1998, no stock options were granted pursuant to the 1998 Stock Option Plan.

                                CERTAIN TRANSACTIONS

TRANSACTIONS WITH RELATED PARTIES

          During 1997, the Company paid various expenses totaling $140,673 on behalf of affiliated companies. The advances were reduced to $89,454 at December 31, 1998. The advances are non-interest bearing and payable on demand.

          During 1997, the PRC shareholder of Jiangxi Fenglin made advances of $17,005 to the joint venture company for the purchase of raw materials. The advances are non-interest bearing, payable on demand and amounted to $3,723 at September 30, 1998 (1997: $17,005).

          The Company paid factory and production facilities rental of $12,705 during 1998 (1997: $10,883) to the PRC shareholder of Jiangxi Fenglin.

TRANSACTIONS WITH A DIRECTOR

          A director has paid various expenses on behalf of a subsidiary. The amount due to the director is non-interest bearing, repayable on demand and amounted to $10,681 at September 30, 1998 (1997: $12,102).

TRANSACTIONS WITH SHAREHOLDERS

          On February 6, 1998, certain shareholders made a loan of $300,000 to the Company. The loan is repayable at the earlier of three years from May 1, 1998 or sixty days after demand by all and/or individual shareholders. In consideration for the loan, the Company granted to these shareholders options to purchase 754,117 shares of common stock of the Company at an exercise price of $1.50 per share exercisable during a two-year period beginning February 6, 1998. The options have been valued at $241,317 based upon the fair value of the common stock underlying the options. Of this amount, $49,501 has been recognized as an expense during the year ended September 30, 1998 and $191,816 has been deferred. The deferred amount will be charged to expense through April 2001.


                             DESCRIPTION OF SECURITIES

GENERAL

          The Company is authorized by its Certificate of Incorporation to issue an aggregate of 25,000,000 shares of Common Stock, par value $.0001 per share, and 10,000,000 shares of preferred stock, par value $.0001 per share, which preferred stock may be issued with such rights, designations and privileges (including redemption and voting rights) as the Board of Directors may, from time to time, determine.

          The following summary descriptions are qualified in their entirety by reference to the Company's Restated Certificate of Incorporation, a copy of which has been filed as an exhibit to the Registration Statement.

COMMON STOCK

          The Company is authorized to issue 25,000,000 shares of Common Stock, par value $.0001 per share. As of April 19, 1999, 2,170,460 shares of Common Stock were issued and outstanding and held of record by 26 stockholders. Each stockholder is entitled to one vote per share of Common Stock owned by such stockholder on all matters submitted to a vote of the stockholders.

          The Common Stock is not entitled to preemptive rights and is not subject to redemption. Subject to the dividend rights of holders of any then outstanding preferred stock, holders of Common Stock are entitled to receive dividends at such times and in such amounts as the Board of Directors, from time to time, may determine. Subject to the liquidation preference of any then outstanding preferred stock, holders of Common Stock are entitled to receive, on a pro rata basis, all remaining assets of the Company available for distribution to the holders of Common Stock in the event of the liquidation, dissolution or winding up of the Company.

          All outstanding shares of Common Stock are validly issued, fully paid and non-assessable.

PREFERRED STOCK

          The Board of Directors has the authority to cause the Company to issue, without any further vote or action by the stockholders, up to 10,000,000 shares of preferred stock, par value $.0001 per share, in one or more series, to designate the number of shares constituting any series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders. The issuance of preferred stock with voting and conversion rights may adversely effect the voting power of the holders of Common Stock, including the loss of voting control. The Company has no present plans to issue any shares of preferred stock.

                                      PART II

ITEM 1. MARKET PRICE FOR THE COMMON STOCK

          As of April 19, 1999, the number of security holders of record of the Company's Common Stock was 26. As of such date, 2,170,460 shares were outstanding. There is no active public market for the Company's Common Stock. Upon the effective date of this Registration Statement, the Company plans to apply to have its Common Stock traded on the OTC Electronic Bulletin Board.

ITEM 2. LEGAL PROCEEDINGS

          The Company is neither a plaintiff nor a defendant in any pending legal matters.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

          None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

          The following is information for all securities that the Company has sold within the past three years without registering the securities under the Securities Act:

          1. On December 31, 1999, the Company issued an aggregate of 1,598,684 shares of Common Stock to the shareholders of AgroCan (China) Inc. in exchange for all of the outstanding capital stock of AgroCan (China) Inc. The shares were issued pursuant to Section 4(2) of the Securities Act.

          2. During the period ended September 30, 1998, the Company issued 47,914 shares of Common Stock to a third party for consideration of $31,000. The shares were issued pursuant to Section 4(2) of the Securities Act.

          3. On August 25, 1998, the Company issued an aggregate of 250,000 units, each unit consisting of one share of Common Stock and 1/10th of a warrant to purchase one share of Common Stock at $0.10 per share, to 43 investors for an aggregate purchase price of $500,000. The shares were issued pursuant to Rule 504 of Regulation D.

          4. On August 25, 1998, the Company issued 20,000 shares of Common Stock, 2-year Warrants to purchase 150,000 shares of Common Stock at $0.10 per share and 2-year Warrants to purchase 125,000 shares of Common Stock at $1.50 per share to a consultant for services rendered. The shares were issued pursuant to Section 4(2) of the Securities Act.

          5. On August 25, 1998, the Company issued 2-year Warrants to purchase 25,000 shares of Common Stock at $0.10 per share to a consultant for services rendered. The shares were issued pursuant to Section 4(2) of the Securities Act.

          6. On August 25, 1998, the Company issued 150,000 shares of Common Stock to a consultant for services rendered. The shares were issued pursuant to
Section 4(2) of the Securities Act.

          7. On April 6, 1999, the Company issued 100,000 shares of Common Stock to a consultant for services rendered. The shares were issued pursuant to
Section 4(2) of the Securities Act.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

          The Company's Certificate of Incorporation includes provisions which limit the liability of its directors. As permitted by applicable provisions of the Delaware Law, directors will not be liable to the Company for monetary damages arising from a breach of their fiduciary duty as directors in certain circumstances. This limitation does not affect liability for any breach of a director's duty to the Company or its stockholders (i) with respect to approval by the director of any transaction from which he or she derives an improper personal benefit, (ii) with respect to acts or omissions involving an absence of good faith, that the director believes to be contrary to the best interests of the Company or its stockholders, that involve intentional misconduct or a knowing and culpable violation of law, that constitute an unexcused pattern or inattention that amounts to an abdication of his or her duty to the Company or its stockholders, or that show a reckless disregard for duty to the Company or its stockholders in circumstances in which he or she was, or should have been aware, in the ordinary course of performing his or her duties, of a risk of serious injury to the Company or its stockholders, or (iii) based on transactions between the Company and its directors or another corporation with interrelated directors or based on improper distributions, loans or guarantees under applicable sections of Delaware Law. This limitation of directors' liability also does not affect the available of equitable remedies, such as injunctive relief or rescission.

          The Company has been advised that it is the position of the Commission that insofar as the provision in the Company's Restated Certificate of Incorporation may be invoked for liabilities arising under the Securities Act, the provision is against public policy and is therefore unenforceable.

                                AGROCAN CORPORATION

                         CONSOLIDATED FINANCIAL STATEMENTS

                     FOR THE YEAR ENDED SEPTEMBER 30, 1998 AND
                           PERIOD FROM SEPTEMBER 19, 1996
                               TO SEPTEMBER 30, 1997
                                        AND
                             FOR THE THREE MONTHS ENDED

--------------------------------------------------------------------------------
                                AGROCAN CORPORATION
--------------------------------------------------------------------------------


                         CONSOLIDATED FINANCIAL STATEMENTS

                     FOR THE YEAR ENDED SEPTEMBER 30, 1998 AND
              PERIOD FROM SEPTEMBER 19, 1996 TO SEPTEMBER 30, 1997 AND
         FOR THE THREE MONTHS ENDED DECEMBER 31, 1998 AND 1997 (UNAUDITED)

        CONTENTS                                                   PAGE

        Independent auditors' report                                F-2

        Consolidated statements of income                           F-3

        Consolidated balance sheets                                 F-4

        Consolidated statements of shareholders' equity             F-5

        Consolidated statements of cash flows                       F-6

        Notes to consolidated financial statements                  F-7

--------------------------------------------------------------------------------
                                AGROCAN CORPORATION
--------------------------------------------------------------------------------


                            INDEPENDENT AUDITORS' REPORT



The Board of Directors and Shareholders of
AGROCAN CORPORATION


     We have audited the consolidated balance sheets of AgroCan Corporation and subsidiaries as of September 30, 1998 and 1997 and the consolidated statements of income, shareholders' equity and cash flows for the year ended September 30, 1998 and the period from September 19, 1996 to September 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of AgroCan Corporation and its subsidiaries as of September 30, 1998 and 1997 and the results of their operations and cash flows for the year ended September 30, 1998 and the period from September 19, 1996 to September 30, 1997 in conformity with accounting principles generally accepted in the United States.


/s/ HORWATH HONG KONG CPA LIMITED
---------------------------------
HORWATH HONG KONG CPA LIMITED
Certified Public Accountants
Hong Kong

November 9, 1998

--------------------------------------------------------------------------------
                                AGROCAN CORPORATION
--------------------------------------------------------------------------------


                         CONSOLIDATED STATEMENTS OF INCOME
                     FOR THE YEAR ENDED SEPTEMBER 30, 1998 AND
                PERIOD FROM SEPTEMBER 19, 1996 TO SEPTEMBER 30, 1997
                                        AND
         FOR THE THREE MONTHS ENDED DECEMBER 31, 1998 AND 1997 (UNAUDITED)

                        (EXPRESSED IN UNITED STATES DOLLARS)

                                                                                          Three months ended
                                                                                               December 31,
                                                          1998           1997           1998           1997
                                                          ----           ----           ----           ----
                                                                                     (Unaudited)    (Unaudited)

NET SALES                                              $ 7,834,448    $ 2,492,318    $ 2,435,208    $1,837,893

COST OF SALES                                            7,003,196      2,172,239      2,165,520     1,643,658
                                                       -----------    -----------    -----------    ----------

GROSS PROFIT                                               831,252        320,079        269,688       194,235

ADMINISTRATIVE AND GENERAL EXPENSES                       (408,176)       (52,080)       (62,698)      (45,809)

SELLING EXPENSES                                            (9,856)        (1,723)       (36,319)      (28,920)
                                                       ------------   -----------    -----------    ----------

INCOME FROM OPERATIONS                                     413,220        266,276        170,671       119,506

OTHER INCOME (EXPENSE)
     Subcontracting income                                  90,750              -              -             -
     Interest income                                         3,823            515              -             -
     Amortization of loan fees                             (49,501)             -        (18,564)            -
                                                       ------------   -----------    -----------    ----------

INCOME BEFORE MINORITY INTEREST                            458,292        266,791        152,107       119,506
MINORITY INTEREST                                          (22,409)        (3,172)        (5,973)       (2,573)
                                                       ------------   -----------    -----------    ----------

NET INCOME                                             $   435,883    $   263,619    $   146,134    $  116,933
                                                       ------------   -----------    -----------    ----------
                                                       ------------   -----------    -----------    ----------

WEIGHTED AVERAGE SHARES OUTSTANDING
     Basic                                               1,602,822      1,598,684      1,898,760     1,598,684
     Diluted                                             1,813,650      1,598,684      2,223,110     1,598,684

BASIC EARNINGS PER SHARE                               $      0.27    $      0.16    $      0.08    $     0.07
                                                       -----------    -----------    -----------    ----------
                                                       -----------    -----------    -----------    ----------

DILUTED EARNINGS PER SHARE                             $      0.24    $      0.16    $      0.07    $     0.07
                                                       -----------    -----------    -----------    ----------
                                                       -----------    -----------    -----------    ----------


See notes to consolidated financial statements

--------------------------------------------------------------------------------
                                AGROCAN CORPORATION
--------------------------------------------------------------------------------

                            CONSOLIDATED BALANCE SHEETS

                        (EXPRESSED IN UNITED STATES DOLLARS)


                                                                      September 30,                 December 31,
                                                       NOTE      1998           1997           1998           1997
                                                                 ----           ----           ----           ----
                                                                                            (Unaudited)    (Unaudited)
ASSETS
CURRENT ASSETS
     Cash and cash equivalents                              $  264,887     $  287,592     $  211,335     $   71,168
     Accounts receivable, less allowance for doubtful
     accounts (1998: $140,000; 1997: $NIL)               4   6,641,663        627,951      4,586,170      1,092,523
     Other receivables and prepayments                          63,028         78,981
     Inventories                                               134,261        100,291      1,342,900        469,323
     Deposits                                                  150,426        100,515        505,712        148,933
     Amounts due from related parties                    8      89,454        140,673              -              -
                                                            ----------     ----------     ----------     ----------
     TOTAL CURRENT ASSETS                                    7,343,719      1,336,003      6,646,117      1,781,947

PROPERTY, PLANT AND EQUIPMENT - NET                      5     357,671        263,147        521,032        323,194
CONSTRUCTION IN PROGRESS                                 6     370,043        113,462        428,915        150,443
DEFERRED COSTS                                                 238,690         36,221        217,729         98,304
                                                            ----------     ----------     ----------     ----------
     TOTAL ASSETS                                           $8,310,123     $1,748,833     $7,813,793     $2,353,888
                                                            ----------     ----------     ----------     ----------
                                                            ----------     ----------     ----------     ----------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
     Accounts payable                                       $5,814,833     $  727,793     $4,717,587     $  868,887
     Other payables and accruals                               121,453         27,880        570,042        401,443
     Deposits received                                          40,341        148,015         40,341        148,015
     Amounts due to related parties                      8     314,478         29,107        314,478              -
                                                            ----------     ----------     ----------     ----------
     TOTAL CURRENT LIABILITIES                               6,291,105        932,795      5,642,448      1,418,345

MINORITY INTEREST                                              107,089        112,482        113,062        115,055

SHAREHOLDERS' EQUITY
     Preferred stock, par value $ 0.0001 per share,
     Authorized 10,000,000 shares; none issued                       -              -              -              -
     Common stock, par value $0.0001 per share,
     authorized 25,000,000 shares; issued and
     outstanding 1,898,760 shares at December 31, 1998;
     1,896,560 shares at September 30, 1998;
     1,598,684 at September 30, 1997 and
     December 31, 1997                                             190            160            190            160
     Capital in excess of par value                            921,463        439,777        921,683        439,777
     Stock options and warrants                                289,317              -        289,317              -
     Retained earnings
       Unappropriated                                          676,563        261,962        822,697        380,551
       Appropriated                                             22,939          1,657         22,939
     Cumulative foreign currency translation adjustments         1,457              -          1,457              -
                                                            ----------     ----------     ----------     ----------
     TOTAL SHAREHOLDERS' EQUITY                              1,911,929        703,556      2,058,283        820,488
                                                            ----------     ----------     ----------     ----------

     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY             $8,310,123     $1,748,833     $7,813,793     $2,353,888
                                                            ----------     ----------     ----------     ----------
                                                            ----------     ----------     ----------     ----------

     See notes to consolidated financial statements

--------------------------------------------------------------------------------
                                AGROCAN CORPORATION
--------------------------------------------------------------------------------

                  CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                     FOR THE YEAR ENDED SEPTEMBER 30, 1998 AND
                PERIOD FROM SEPTEMBER 19, 1996 TO SEPTEMBER 30, 1997
            AND FOR THE THREE MONTHS ENDED DECEMBER 31, 1998 (UNAUDITED)

                                                                                                       CUMULATIVE
                                                            STOCK                                        FOREIGN
                            COMMON STOCK      CAPITAL IN   OPTIONS   UNAPPROPRIATED   APPROPRIATED      CURRENCY        TOTAL
                        ------------------    EXCESS OF      AND        RETAINED        RETAINED       TRANSLATION   SHAREHOLDERS'
                        SHARES      AMOUNT    PAR VALUE    WARRANTS     EARNINGS        EARNINGS       ADJUSTMENTS      EQUITY
                        ------      ------    ---------    --------   ------------   --------------    -----------   -------------
Balance,
  September 19, 1996          --     $ --     $     --     $     --      $      --       $   --          $   --        $       --

Common shares issued
(Note 1(c) and (d))    1,598,684      160      430,777           --             --           --              --           439,937
Net income                    --       --           --           --        263,619           --              --           263,619
Staff welfare fund            --       --           --           --         (1,657)       1,657              --                --
                      ----------     ----     --------     --------       --------      -------          ------        ----------
Balance,
  September 30, 1997   1,598,684      160      439,777           --        261,962        1,657              --           703,556
Common shares issued
  (net of offering
  costs)                 297,876       30      481,686           --             --           --              --           481,716
Stock options and
  warrants                    --       --           --      289,317             --           --              --           289,317
Net income                    --       --           --           --        435,883           --              --           435,883
Cumulative foreign
  currency Translation
  adjustments                 --       --           --           --             --           --           1,457             1,457
Staff welfare fund            --       --           --           --        (21,282)      21,282              --                --
                      ----------     ----     --------     --------       --------      -------          ------        ----------
Balance,
  September 30, 1998   1,896,560      190      921,463      289,317        676,563       22,939           1,457         1,911,929
Common shares issued       2,200       --          220           --             --           --              --               220
Net income                    --       --           --           --        146,134           --              --           146,134
                      ----------     ----     --------     --------       --------      -------          ------        ----------
Balance,
  December 31, 1998    1,898,760     $190     $921,683     $289,317       $882,697      $22,939          $1,457        $2,058,283
                      ----------     ----     --------     --------       --------      -------          ------        ----------
                      ----------     ----     --------     --------       --------      -------          ------        ----------

See notes to consolidated financial statements

--------------------------------------------------------------------------------
                                AGROCAN CORPORATION
--------------------------------------------------------------------------------

                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                     FOR THE YEAR ENDED SEPTEMBER 30, 1998 AND
              PERIOD FROM SEPTEMBER 19, 1996 TO SEPTEMBER 30, 1997 AND
         FOR THE THREE MONTHS ENDED DECEMBER 31, 1998 AND 1997 (UNAUDITED)
                        (EXPRESSED IN UNITED STATES DOLLARS)

                                                                                                        Three months ended
                                                                                                           December 31,
                                                                        1998           1997           1998           1997
                                                                        ----           ----           ----           ----
                                                                                                   (Unaudited)    (Unaudited)
OPERATING ACTIVITIES
Net income                                                          $   435,883    $   263,619    $   146,134    $   116,933
Adjustments to reconcile net income to net cash (used in)
provided by operating activities:
  Provision for doubtful accounts                                       140,000              -              -              -
  Amortization of deferred costs                                         60,798          5,848         20,961          2,103
  Depreciation                                                           34,844         18,232         15,000          6,622
  Warrants issued for financial consulting                               48,000              -              -              -
  Loss (gain) on disposal of fixed assets                                 2,169              -              -        (13,243)
  Minority interest in net income                                        22,409          3,172          5,973          2,573
  (Increase) decrease in accounts receivable                         (6,153,712)      (627,951)     2,015,152       (676,775)
  (Increase) decrease in other receivables,
   deposits and prepayments                                             (33,958)      (179,496)      (292,285)        30,563
  Increase in inventories                                               (33,970)      (100,291)    (1,208,639)      (369,032)
  (Decrease) increase in amounts due from related parties                51,219       (140,673)        89,454        140,673
  (Decrease) increase in accounts payable                             5,087,040        727,793     (1,097,246)       141,094
  Increase in other payables and accruals                                93,573         27,880        488,957        521,578
  Decrease (increase) in deposits received                             (107,674)       148,015              -              -
  (Decrease) increase in amounts due to related parties                 285,371         29,107              -        (29,107)
                                                                    -----------    -----------    -----------    -----------
  NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES                   (68,008)       175,255        183,461       (126,018)
                                                                    -----------    -----------    -----------    -----------

INVESTING ACTIVITIES
  Deferred costs                                                        (21,950)       (42,069)             -              -
  Sales proceeds on disposal of fixed assets                              6,050              -              -              -
  Additions to property, plant and equipment                           (137,587)      (281,379)      (178,361)       (53,425)
  Additions to construction in progress                                (256,581)      (113,462)       (58,872)       (36,981)
  Acquisition of minority interest                                      (87,545)             -              -              -
                                                                    -----------    -----------    -----------    -----------

  NET CASH USED IN INVESTING ACTIVITIES                                (497,613)      (436,910)      (237,233)       (90,406)
                                                                    -----------    -----------    -----------    -----------

FINANCING ACTIVITIES
  Minority interest capital contributions                                59,027        109,575              -              -
  Proceeds from issuance of shares                                      481,716        439,672            220              -
                                                                    -----------    -----------    -----------    -----------

NET CASH PROVIDED BY FINANCING ACTIVITIES                               540,743        549,247            220              -
                                                                    -----------    -----------    -----------    -----------

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                    (24,878)       287,592        (53,552)      (216,424)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                        287,592              -        264,887        287,592
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                   2,173              -              -              -
                                                                    -----------    -----------    -----------    -----------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                          $   264,887    $   287,592    $   211,335    $    71,168
                                                                    -----------    -----------    -----------    -----------
                                                                    -----------    -----------    -----------    -----------

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
  Stock options issued to shareholders for loan fees (Note 8)       $   241,317
                                                                    -----------
                                                                    -----------

See notes to consolidated financial statements

--------------------------------------------------------------------------------
                                AGROCAN CORPORATION
--------------------------------------------------------------------------------

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   ORGANIZATION AND BASIS OF CONSOLIDATED FINANCIAL STATEMENTS

     (a) AgroCan Corporation ("The Company") was incorporated on December 8, 1997 in the State of Delaware, and currently has a wholly owned subsidiary AgroCan (China) Inc., which has two wholly owned subsidiaries, Guangxi Linmao Fertilizer Company Limited and Jiangxi Jiali Chemical Industry Company Limited.

     (b) The Company was incorporated with authorised share capital of 25,000,000 shares of common stock with a par value of $0.0001 per share and 10,000,000 shares of preferred stock with a par value of $0.0001 per share. The shares of preferred stock may be issued in series having such designations, powers, preferences, rights and limitations, and on such terms and conditions as the board of directors may from time to time determine including the rights, if any, of the holders thereof with respect to voting, dividends, redemption, liquidation and conversion. As of December 31, 1998, no shares of preferred stock had been issued.

     (c) On November 3, 1996, AgroCan (China) Inc. entered into a joint venture agreement with FuZhou Grain And Oil Industry Corp., a state majority owned enterprise in the People's Republic of China ("PRC"), for the establishment of a Sino-Foreign Equity Joint Venture, Jiangxi Jiali Compound Fertilizer Company Limited, in the PRC. The Company's share in the equity interest in this company as of September 30, 1997 was 55%. On April 5, 1998, the Company acquired the remaining 45% interest. On the same date, the subsidiary changed its name to Jiangxi Jiali Chemical Industry Company Limited ("Jiangxi Jiali"). Jiangxi Jiali is engaged in the manufacture and trading of compound fertilizers with production commencing on May 1, 1998.

     (d) On October 8, 1996, AgroCan (China) Inc. entered into a joint venture agreement with another state majority owned enterprise in the PRC, Nanchang Organic Fertilizer Factory ("Nanchang") for the establishment of a Sino-Foreign Equity Joint Venture, Jiangxi Fenglin Chemical Industry Company Limited ("Jiangxi Fenglin") in the PRC. AgroCan (China) Inc.'s share in the equity interest of Jiangxi Fenglin is 70%. The joint venture has a term of 30 years from November 28, 1996, the date of incorporation.

          Under the terms of the joint venture agreement, Nanchang and AgroCan (China) Inc. are required to contribute capital of $101,572 (Rmb840,000) and $237,001 (Rmb1,960,000) respectively in the form of cash and business assets relating to the manufacture and retailing of compound fertilisers to the joint venture. As of September 30, 1998, capital contributions totalling $81,509 (1997: $21,765) and $252,493 (1997: $120,196) have been made by Nanchang and AgroCan (China) Inc. respectively.

--------------------------------------------------------------------------------
                                AGROCAN CORPORATION
--------------------------------------------------------------------------------

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1.   ORGANIZATION AND BASIS OF CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     (e) Guangxi Linmao Compound Fertilizer Company Limited was formed September 19, 1996, and became a wholly owned subsidiary of AgroCan (China) Inc. It changed its name to Guangxi Linmao Fertilizer Company Limited ("Guangxi") on December 25, 1997. Guangxi is engaged in the manufacture and trading of compound fertilizers.

     (f) On December 31, 1997, the Company issued 1,598,684 shares of common stock at $0.0001 par value to the shareholders of AgroCan (China) Inc. in exchange for their interest in AgroCan (China) Inc. and its three subsidiaries in the PRC. Prior to the exchange, the Company had no substantial operations and, under generally accepted accounting principles; the transaction was accounted for as a recapitalization, as the shareholders of AgroCan (China) Inc. acquired all of the stock of the Company. Accordingly, there was no revaluation of assets or liabilities for financial statement accounting purposes. The transaction resulted in the following subsidiaries:



                                        Country of               Percentage
                                       incorporation         Of equity interest
          Name of company              and operation                held
          ---------------              -------------                ----
          AgroCan (China) Inc.      the British Virgin               100        Investment holding
                                          Islands

          Guangxi Linmao               The People's                  100        Manufacturer and
          Fertilizer Company         Republic of China                          trading of compound
          Limited                                                               fertilizers

          Jiangxi Jiali                The People's                  100        Manufacturer and
          Chemical Industry          Republic of China                          trading of compound
          Company Limited                                                       fertilizers

          Jiangxi Fenglin              The People's                   70        Manufacturer and
          Chemical Industry          Republic of China                          trading of compound
          Company Limited                                                       fertilizers

     (g) For financial reporting purposes, the consolidated financial statements reflect the above-mentioned reorganization similar to a pooling of interests, with assets and liabilities recorded at historical cost. Because the transaction has been accounted for as a reverse acquisition, the shares issued by the Company have been reflected in the financial statements giving retroactive effect as if the Company had been the parent company from inception. The consolidated financial statements incorporate the results of operations and assets and liabilities of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

--------------------------------------------------------------------------------
                                AGROCAN CORPORATION
--------------------------------------------------------------------------------

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1.   ORGANIZATION AND BASIS OF CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     (h) Pursuant to a board of directors' resolution of February 6, 1998, the Company approved a two for one stock split, whereby the outstanding shares of the common stock issued and outstanding were converted to 1,598,684 shares of common stock. All references to shares of common stock in the financial statements have been restated to reflect the two for one stock split.

     (i) During the period ended September 30, 1998, the Company issued 47,914 shares of common stock to a third party for consideration of $31,000.

     (j) During the period ended September 30, 1998, the Company authorized a $750,000 private placement, consisting of 375,000 units at $2 per unit, with each unit containing one share of common stock and 1/10th of a two year warrant to purchase shares of common stock at $0.10 per share. In connection with the private placement, the Company also issued 150,000 two-year warrants to purchase common stock at $0.10 per share to its financial advisors.

          As of September 30, 1998, 250,000 units consisting of 250,000 shares of common stock and 25,000 two-year warrants expiring in August, 2000 have been issued pursuant to the above private placement for consideration of $450,716, net of offering costs. Each warrant entitles the holder upon exercise to receive from the Company one share of common stock for a purchase price of $0.10 per share.

     (k) Pursuant to a board of directors' resolution of August 25, 1998, the Company issued a two-year warrant to purchase 150,000 shares of the Company's common stock at $1.50 per share to its financial advisor. The Company recognized $48,000 of general and administrative expense related to this transaction based upon fair value of the warrant issued.

     (l) The financial statements have been prepared in United States dollars and in accordance with generally accepted accounting principles in the United States.

     (m) The consolidated balance sheets as of December 31, 1998 and 1997, the consolidated statements of income and cash flows for the three months ended December 31, 1998 and 1997, and the consolidated statements of shareholders' equity for the three months ended December 31, 1998 have been prepared by the Company without audit. In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows for all such periods have been made.

--------------------------------------------------------------------------------
                                AGROCAN CORPORATION
--------------------------------------------------------------------------------

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.   PRINCIPAL ACCOUNTING POLICIES

     (a) The consolidated financial statements include the accounts of the Company and it's wholly and majority owned subsidiaries. Material intercompany accounts have been eliminated on consolidation.

     (b)  Cash and cash equivalents

          For financial reporting purposes, the Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

     (c)  Property, plant and equipment

          Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is provided over their estimated useful lives, using the straight line method, at the following annual rates:

                    Land use rights               5%
                    Buildings                     4.5%
                    Furniture and equipment       18% - 33 1/3%
                    Machinery                     9% - 20%
                    Motor vehicles                18%

          Repairs and maintenance costs are expensed as incurred.

     (d)  Inventories

          Inventories are valued at the lower of cost or net realizable value. Cost includes the cost of raw materials computed using the first-in, first-out method and, in the case of work in progress and finished goods, direct labour and an appropriate proportion of production overhead. Net realizable value is determined by reference to the sales proceeds of items sold in the ordinary course of business after the balance sheet date or management estimates based on prevailing market conditions.

          Inventory is comprised of the following:

                                 September 30,            December 31,
                                 -------------            ------------
                                 1998     1997           1998       1997
                                 ----     ----           ----       ----
                                                     (Unaudited) (Unaudited)
          Raw materials       $103,669  $100,291   $   866,777   $ 395,420
          Finished goods        30,592         -       476,123      73,903
                                ------  --------       -------      ------

                              $134,261  $100,291   $ 1,342,900   $ 469,323
                              --------  --------   -----------   ---------
                              --------  --------   -----------   ---------

--------------------------------------------------------------------------------
                                AGROCAN CORPORATION
--------------------------------------------------------------------------------

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.   PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

     (e)  Translation of foreign currencies

          Foreign currency transactions are translated into United States dollars at the exchange rate at the transaction dates. Monetary assets and liabilities in foreign currencies are translated into United States dollars at the rate of exchange at the balance sheet date and non-monetary assets and liabilities are translated at historical rates. Exchange gains or losses on foreign currency transactions are included in the consolidated statement of income. Financial statements of the subsidiaries are translated into United States dollars at the rate at each balance sheet date. Currency translation adjustments arising from the use of different exchange rates from period to period are included as a separate component in shareholders' equity.

     (f)  Operating leases

          Leases where substantially all the risks and rewards of ownership of assets remain with the lessors are accounted for as operating leases. Rentals under operating leases are charged to expense over the lease term.

     (g)  Construction in progress

          Construction in progress represents the accumulated costs of factories under construction, which comprise all expenditures for land use rights and other direct costs attributable to construction, including the cost of financing. Construction in progress also includes the cost of machinery under development and construction for production.

          No charge for depreciation is made until assets are placed in service.

     (h)  Deferred costs

          Expenses incurred in organization of the Company are deferred and amortized by equal installments over five years.

     (i)  Revenue recognition

          Revenue from sale of goods is recognized on the delivery of goods to customers.

--------------------------------------------------------------------------------
                                AGROCAN CORPORATION
--------------------------------------------------------------------------------

          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.   PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

     (j)  Income taxes

          Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date.

      (k) Use of estimates in the preparation of financial statements

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made; however actual results could differ materially from these estimates.

     (l)  Offering costs

          Costs incurred by the Company for its private placements offering of shares of common stock were charged to capital in excess of par value at the completion of the offerings.

     (m)  Staff welfare reserve

          PRC rules and regulations governing joint ventures and enterprises require allocation of a portion of annual net income, if any, to a welfare reserve fund. The amounts to be reserved are stipulated by PRC laws and regulations. The reserve cannot be used for purposes other than those for which it is created and is not distributable as cash dividends.

--------------------------------------------------------------------------------
                                AGROCAN CORPORATION
--------------------------------------------------------------------------------

          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.   PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

     (n)  Stock-based compensation

          Statement of Financial Accounting Standards (SFAS) No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, defines a fair-value-based method of accounting for stock-based employee compensation and transactions in which an entity issues its equity instruments to acquire goods or service from non-employees, and encourages but does not require companies to record compensation cost for stock-based employee compensation at fair value. The Company has chosen to account for stock-based employee compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES and related interpretations.

     (o)  Earnings per share

          The Company adopted Statement of Financial Accounting Standards No. 128 ("SFAS No. 128") during 1997. This statement requires dual presentation of basic and diluted earnings per share ("EPS") with a reconciliation of the numerator and denominator of the EPS computations. Basic per share amounts are based on the weighted average shares of common stock outstanding. Diluted earnings per share assume the conversion, exercise or issuance of all potential common stock instruments such as options, warrants and convertible securities, unless the effect is to reduce a loss or increase earnings per share. Accordingly, this presentation has been adopted for all periods presented. The basic and diluted weighted average common shares outstanding are as follows:


                                                                                    Three months ended
                                                            Period from                December 31,
                                        Year ended       September 19, 1996         ------------------
                                   September 30, 1998  to September 30, 1997       1998            1997
                                   ------------------  ---------------------       ----            ----
                                                                                (Unaudited)    (Unaudited)
Weighted average outstanding
common shares
used for basic EPS                      1,602,822           1,598,684           1,898,760      1,598,684

Plus incremental common shares
from assumed issuance
of stock options and warrants             210,828                   -             322,150              -
                                          -------           ---------           ---------      ---------
Weighted average outstanding
common shares used
for diluted EPS                         1,813,650           1,598,684           2,220,910      1,598,684
                                        ---------           ---------           ---------      ---------
                                        ---------           ---------           ---------      ---------

--------------------------------------------------------------------------------
                                AGROCAN CORPORATION
--------------------------------------------------------------------------------

          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.   PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

     (p)  Recent Accounting Pronouncements

          In June 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income," ("SFAS No. 130"), which is effective for financial statements issued for fiscal years beginning after December 15, 1997. SFAS No. 130 establishes standards for the reporting and display of comprehensive income, its components and accumulated balances in a full set of general purpose financial statements. SFAS No. 130 defines comprehensive income to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is presented with the same prominence as other financial statements. The Company's only current component of comprehensive income is foreign currency translation adjustment. Adoption of SFAS No. 130 is not expected to have a material effect on the Company's financial statement presentation and disclosures.

          In June 1997, the Financial Accounting Standards Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"), which supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise" and which is effective for financial statements issued for fiscal years beginning after December 15, 1997. SFAS No. 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. SFAS No. 131 also establishes standards for disclosures by public companies regarding information about their major customers, operating segments, products and services, and the geographic areas in which they operate. SFAS No. 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. SFAS No. 131 requires comparative information for earlier years to be restated.
          The Company's results of operations and financial position will not be affected by implementation of SFAS No. 131 as it operates in only one segment, fertilizer manufacturing. The Company is evaluating the effect that adoption of SFAS No. 131 will have on its financial statement disclosures.

          In February 1998, the Financial Accounting Standards Board issued Statement No. 132, "Employers' Disclosures about Pensions and Other Post Retirement Benefits" ("SFAS No. 132"), which is effective for financial statements issued for fiscal years beginning after December 15, 1997. SFAS No. 132 revises employers' disclosures about pension and other post retirement benefit plans. SFAS No. 132 requires comparative information for earlier years to be restated. The Company's results of operations and financial position will not be affected by implementation of SFAS No. 132.

--------------------------------------------------------------------------------
                                AGROCAN CORPORATION
--------------------------------------------------------------------------------

          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.   PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

     (p)  Recent Accounting Pronouncements (continued)

          In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), which is effective for financial statements for all fiscal quarters of all fiscal years beginning after June 15, 1999. SFAS No. 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, by requiring that an entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value. SFAS No. 133 also addresses the accounting for hedging activities. The Company currently does not have any derivative instruments nor is it engaged in hedging activities, thus the Company does not believe implementation of SFAS No. 133 will have a material impact on its financial statement presentation or disclosures.

3.   TAXATION

     The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled. The Company's British Virgin Islands subsidiary is not liable for income taxes. The Company's PRC subsidiaries include two wholly owned subsidiaries and a 70% held Sino-Foreign Equity Joint Venture. The PRC subsidiaries are subject to income taxes at an effective rate of 33% (30% Chinese national income tax plus 3% Chinese state income tax). Pursuant to the approval of the relevant PRC tax authorities, the subsidiaries are fully exempted from PRC income taxes for two years starting from the date profits are first made, followed by a 50% exemption for the next three years. Losses incurred by joint ventures may be carried forward for five years. Deferred tax assets and liabilities are not considered material at September 30, 1998 and 1997. The reconciliation between the effective tax rate and the statutory United States federal income tax rate is as follows:

                                                              Period from             Three months ended
                                        Year ended         September 19, 1996            December 31,
                                     September 30,1998   to September 30, 1997           ------------
                                     -----------------   ---------------------       1998            1997
                                                                                     ----            ----
                                                                                  (Unaudited)    (Unaudited)
Statutory U.S. federal tax rate             34%                  34%                 34%            34%
Difference in foreign statutory rates       (1)                  (1)                 (1)            (1)
Income tax exemption                       (33)                 (33)                (33)           (33)
                                           ---                  ---                 ---            ---
Effective tax rate                          -%                   -%                  -%             -%
                                           ---                  ---                 ---            ---
                                           ---                  ---                 ---            ---

--------------------------------------------------------------------------------
                                AGROCAN CORPORATION
--------------------------------------------------------------------------------

          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3.   TAXATION (CONTINUED)

     The pro forma effect of the tax holiday on net income and earnings per share is as follows:

                                                            Three months ended
                                                              December 31,
                                                              ------------
                                       1998       1997      1998        1997
                                       ----       ----      ----        ----
                                                         (Unaudited) (Unaudited)
     Net income                      $292,042  $ 176,625  $ 97,910    $ 78,345
     Basic earnings per share           $ .18      $ .11     $ .05       $ .05
     Diluted earnings per share         $ .16      $ .11     $ .04       $ .05

4.   SIGNIFICANT CONCENTRATIONS

     The Company grants credit, generally on open account to its customers. The Company's customers are all located in the PRC. Approximately 76% of the Company's sales were generated from one customer during the year ended September 30, 1998.

     At September 30, 1998, approximately 98% of accounts receivable were from trade transactions with five customers, of which one customer accounted for approximately 87% of the accounts receivable balance. The Company has obtained agreed upon schedules of payments from two of the Company's largest customers, which in total represent approximately 89% of the September 30, 1998 accounts receivable balance. The payment schedules stipulate that the customers will settle their balances in full within four to six months from September 30, 1998. Both customers have made payments on or before the due dates required by the schedules through November 9, 1998. A general provision of $140,000 was provided in 1998, which represents approximately 2% of the accounts receivable balance as of September 30, 1998.

--------------------------------------------------------------------------------
                                AGROCAN CORPORATION
--------------------------------------------------------------------------------

          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5.   PROPERTY, PLANT AND EQUIPMENT


                                                   September 30,                 December 31,
                                                 -------------                 ------------
                                              1998           1997           1998           1997
                                              ----           ----           ----           ----
                                                                      (Unaudited)    (Unaudited)
     Cost:
        Land use rights                 $   51,996     $   50,786     $  128,914     $   50,786
        Buildings                          125,417         90,213        200,159        120,224
        Plant and machinery                174,276         82,305        199,378        105,719
        Furniture and equipment             27,707         24,516         29,306         24,516
        Motor vehicles                      30,202         33,559         30,202         33,559
                                        ----------     ----------     ----------     ----------
     Total cost                            409,598        281,379        587,959        334,804
                                        ----------     ----------     ----------     ----------

Accumulated depreciation:
        Land use rights                      4,295          1,693          5,906            841
        Buildings                            8,691          3,045         10,942          1,972
        Plant and machinery                 21,775          5,555         30,089          5,004
        Furniture and equipment              8,212          3,409          9,677          1,853
     Motor vehicles                          8,954          4,530         10,313          1,940
                                        ----------     ----------     ----------     ----------
                                            51,927         18,232         66,927         11,610
                                        ----------     ----------     ----------     ----------
     Net                                $  357,671     $  263,147     $  521,032     $  323,194
                                        ----------     ----------     ----------     ----------
                                        ----------     ----------     ----------     ----------

6.   CONSTRUCTION IN PROGRESS


                                                 September 30,                 December 31,
                                                 -------------                 ------------
                                              1998           1997           1998           1997
                                              ----           ----           ----           ----
                                                                      (Unaudited)    (Unaudited)
Cost:
     Land use rights                    $   76,918     $   38,089     $        -     $   38,089
     Factories under construction          293,125         66,168        428,915         90,440
     Machinery under construction                -          9,205              -         21,914
                                        ----------     ----------     ----------     ----------

                                        $  370,043     $  113,462     $  428,915     $  150,443
                                        ----------     ----------     ----------     ----------
                                        ----------     ----------     ----------     ----------

7.   RESEARCH AND DEVELOPMENT

     Research and development cost for the year ended September 30, 1998 and the period ended September 30, 1997 was $21,250 and $10,467 respectively. Research and development cost for the three months ended December 31, 1998 and December 31, 1997 was $7,283 and $2,507 respectively.

--------------------------------------------------------------------------------
                                AGROCAN CORPORATION
--------------------------------------------------------------------------------

          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8.   RELATED PARTY TRANSACTIONS

     (a)  Transactions with related parties

          (i) During 1997, the Company paid various expenses totaling $140,673 on behalf of affiliated companies. The advances were reduced to $89,454 at December 31, 1998. The advances are non-interest bearing and payable on demand

          (ii) During 1997, the PRC shareholder of Jiangxi Fenglin made advances of $17,005 to the joint venture company for the purchase of raw materials. The advances are non-interest bearing, payable on demand and amounted to $3,723 at September 30, 1998 (1997: $17,005).

          (iii) The Company paid factory and production facilities rental of $12,705 during 1998 (1997: $10,883) to the PRC shareholder of Jiangxi Fenglin.

     (b)  Transactions with a director

          A director has paid various expenses on behalf of a subsidiary. The amount due to the director is non-interest bearing, repayable on demand and amounted to $10,681 at September 30, 1998 (1997: $12,102).

     (c)  Transactions with shareholders

          On February 6, 1998, certain shareholders made a loan of $300,000 to the Company. The loan is repayable at the earlier of three years from May 1, 1998 or sixty days after demand by all and/or individual shareholders. In consideration for the loan, the Company granted to these shareholders options to purchase 754,117 shares of common stock of the Company at an exercise price of $1.50 per share exercisable during a two-year period beginning February 6, 1998. The options have been valued at $241,317 based upon the fair value of the common stock underlying the options. Of this amount, $49,501 has been recognized as an expense during the year ended September 30, 1998 and $191,816 has been deferred. The deferred amount will be charged to expense through April 2001.

--------------------------------------------------------------------------------
                                AGROCAN CORPORATION
--------------------------------------------------------------------------------

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9.   LEASE COMMITMENTS

     The Company leases land, buildings and other equipment under various contracts. Rental expense for the year ended September 30, 1998 and the period ended September 30, 1997 was $12,705 and $10,883, respectively. Rental expense for the three months ended December 31, 1998 and December 31, 1997 was $5,445 and $3,176, respectively. The future total minimum rental payments required under operating leases that have remaining non-cancellable lease terms in excess of one year at September 30, 1998 are as follows:

          Year ending September 30,     1999           $    21,780
                                        2000                21,780
                                        2001                21,780
                                                       -----------

                                                       $    65,340
                                                       -----------
                                                       -----------

10.  WARRANTS AND OPTIONS

     The Company adopted a stock option plan (the "Plan") as of February 6, 1998. The Plan allows the Board of Directors, or a committee thereof at the Board's discretion, to grant stock options to officers, directors, key employees, and consultants of the Company and its affiliates. An aggregate of 250,000 shares of common stock has been reserved for issuance upon exercise of the options granted under the Plan. Pursuant to the Plan, the exercise price shall in no event be less than the fair market value of the shares of common stock at the date of grant. As of September 30, 1998, no stock options have been granted under the Plan.

     A summary of the status of the Company's stock options and warrants for the year ended September 30, 1998 is as follows:

                                    Options                                      Warrants
                             ---------------------         ---------------------------------------------------
                                          Exercise                      Exercise                      Exercise
                             Shares          Price         Shares          Price         Shares          Price
                             ------          -----         ------          -----         ------          -----
     Outstanding at
     beginning of year            -              -              -              -              -              -
     Granted                754,117       $   1.50        150,000        $  1.50        175,000        $  0.10
     Exercised                    -              -              -              -              -              -
     Forfeited                    -              -              -              -              -              -
                            -------       --------        -------        -------        -------        -------
     Outstanding at end
     of year                754,117       $   1.50        150,000        $  1.50        175,000        $  0.10
                            -------       --------        -------        -------        -------        -------
                            -------       --------        -------        -------        -------        -------

     There were no issued or outstanding stock options or warrants as of September 30, 1997.

--------------------------------------------------------------------------------
                                AGROCAN CORPORATION
--------------------------------------------------------------------------------

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11.  RISK CONSIDERATIONS

     As a majority of the Company's operations are conducted in the PRC, the Company is subject to special considerations and significant risks not typically associated with investments in equity securities of North American and Western European companies. The Company's operations may be adversely affected by significant political, economic and social uncertainties in the PRC.

     Although the PRC government has been pursuing economic reform policies for the past several years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social, or political disruption or unforeseen circumstances affecting the PRC's political, economic and social life. There is also no guarantee that the PRC government's pursuit of economic reforms will be consistent or effective.

     The Company expects that substantially all of its revenues will be denominated in RMB. A portion of such revenues will need to be converted into other currencies to meet foreign currency obligations such as payment of any dividends declared. Both the conversion of RMB into foreign currencies and their remittance of foreign currencies abroad require the PRC government's approval.

                                      PART III


Exhibit Number      Title
      3.1           Certificate of Incorporation as filed with the Delaware
                    Secretary of State with amendment.
      3.2           Bylaws
     10.1           Agreement with Nanchang Organic Fertilizer Factory for the establishment of Jiangxi Fenglin Chemical Industry Company
                    Limited
     10.2           Lease Agreement for Hong Kong office
     10.3           Land Lease Agreement for Guangxi Linmao
     10.4           Lease Agreement for Jiangxi Fenglin
     10.5           Land Lease Agreement for Jiangxi Jiali
     21.1           Subsidiaries of the Registrant
     27.1           Financial Data Schedule for the year ended September 30,
                    1998 and the three months ended December 31, 1998

                                      SIGNATURES

          In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       AGROCAN CORPORATION


Dated:  May 4, 1999                    By: /s/ Lawrence Hon
                                           ----------------
                                               Lawrence Hon
                                               President/Chief Executive Officer